June 21, 2017

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention:             Irene Paik

Re:	Citizens, Inc.
Post Effective Amendment No.3 to Form S-3 on Form S-1
Filed on June 9, 2017
File No. 333-185618

Dear Ms. Paik:

This letter is in response to your comment letter dated June 15, 2017, regarding the above-referenced filing of Citizens, Inc. (the “Company”).

Our responses are in bold following the restatement of your comment, which are italicized:

Please incorporate by reference your Current Report on Form 8-K filed on June 9, 2017. See Item 12(a)(2) of Form S-1 for reference.

Our disclosure has been revised to incorporate by reference Form 8-K filed on June 9, 2017. This revised disclosure can be found on pages 37 in our Amendment No. 4 to our Form S-3 on Form S-1 filed with the Commission on June 21, 2017.

In connection to our response, we acknowledge that:

•	should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information, please do not hesitate to contact me at 512-837-7100.

Sincerely,

/s/ Geoffrey Kolander

Geoffrey Kolander

CEO

cc: Alan Dye, Hogan Lovells